Nippon Mining Holdings, Inc.

2-10-1 Toranomon
Minato-ku, Tokyo Japan 105-0001
Phone: 81-3-5573-5123   Facsimile: 81-3-5573-5139

July 4, 2006

Securities and Exchange Commiss
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: **File No. 82-34805: Nippon Mining Holdings, Inc. Application Supplement for Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Dear Madam/Sir:

We, Nippon Mining Holdings, Inc., are writing to submit all information required to be submitted subsequent to our application, dated July 30, 2004, for an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

We have enclosed herewith in Exhibit 1 of Annex A all information required to be submitted subsequent to our application for a Rule 12g3-2(b) exemption which was made public ONLY IN JAPAN on June 28, 2006.

Please direct questions or requests for additional information in connection with this submission to Fumio Ito, 2-10-1 Toranomon, Minato-ku, Tokyo, 105-0001,Japan, telephone 81-3-5573-5123, facsimile 81-3-5573-5139.

Very truly yours,

Nippon Mining Holdings, Inc.

By: Fumio Ito
Name: Fumio Ito
Title: Director

File No. 82-34805

ANNEX A

LIST OF DOCUMENT PUBLISHED, FILED OR DISTRIBUTED ONLY IN JAPAN
June 28, 2006

JAPANESE LANGUAGE DOCUMENT

1. Press release dated June 28, 2006 in connection with the amendment of dividends (Attached as Exhibit 1)

June 28, 2006

Company name: Nippon Mining Holdings, Inc.
Representative: Mitsunori Takahagi,
President and Representative Director
Security code: 5016
Contact: Nobuyuki Yamaki, Director
IR and human resources, General
Administration Group
Tel: 03-5573-5123

NOTICE OF THE BOARD OF DIRECTORS' RESOLUTION OF ISSUANCE OF NEW SHARES AND SECONDARY SALES OF ISSUED SHARES

Notice is hereby given that at the meeting of the Board of Directors of Nippon Mining Holdings, Inc. (hereafter "the Company") held on June 28, 2006, it was resolved that new shares of the Company be issued and existing shares of the Company be publicly offered, as described below:

Description

1. Domestic public offering of newly issued shares

(1)	Number of shares to be offered	70,000,000 shares of common stock of the Company
(2)	Amount of payment	To be determined on a date between July 11, 2006 (Tuesday) and July 14, 2006 (Friday) (hereafter "the issue price determination date") using the method prescribed in Article 7-2 of the Fair Business Practice Regulations No.14 established by Japan Securities Dealers Association.
(3)	Amount to be capitalized	The per-share amount to be capitalized as common stock shall be the amount corresponding to one-half of the amount of payment determined pursuant to (2) above. Any fraction less than one yen arising as a result of such calculation shall be rounded up to the nearest yen. The per-share amount to be capitalized as capital reserve shall be the amount that is obtained by subtracting the per-share amount to be capitalized as common stock from the amount of payment.
(4)	Method of offering	Domestic public offering, with all shares to be purchased by the following underwriters: Nikko Citigroup Limited (as the single bookrunner) and Mizuho Securities Co., Ltd. (the two underwriters collectively called "Co-lead Underwriters"), Daiwa Securities SMBC Co., Ltd., Nomura Securities Co., Ltd., Shinko Securities Co., Ltd., UBS Securities Japan Ltd. and Mitsubishi UFJ Securities Co., Ltd. (collectively, the "Underwriters" including the Co-lead Underwriters) . The issue price for the public offering (offering price) will be determined, in consideration of the general demand for the shares, based on the closing price of the shares on the Tokyo Stock Exchange, Inc. on the issue price determination date (if there is no closing price on such date, the closing price on the date immediately preceding such date) multiplied by a number between 0.90 and 1.00 (with any fraction less than one yen being omitted).

(5)	Consideration for underwriting	No underwriting fee will be paid, but in lieu of this, the Underwriters will receive as their proceeds the difference between the issue price for the public offering (offering price) and the issue price to be paid to the Company by the Underwriters.
(6)	Subscription period	From July 18, 2006 (Tuesday) through July 20, 2006 (Thursday). The period may be moved forward, depending upon the general demand for the shares, but to no earlier than the period from July 12, 2006 (Wednesday) through July 14, 2006 (Friday).
(7)	Payment date	A date between July 20, 2006 (Thursday) and July 25, 2006 (Tuesday). By way of an example, the payment date will be advanced to July 20, 2006 (Thursday) if the subscription period is moved forward depending on the general demand for the shares according to (6) above.
(8)	Minimum subscription unit	500 shares

(9) Determination of the amount of payment, issue price (offering price), amount of capitalization and any and all other matters necessary for the public offering of newly issued shares shall be left to the sole discretion of President and Representative Director of the Company.

(10) All of the above items are subject to the Company's registration statement becoming effective under the Securities and Exchange Law.

2. Secondary sale of issued shares (sale by over-allotment)

(1)	Type of stock to be offered	Common stock of the Company
(2)	Seller and number of shares to be sold	Nikko Citigroup Limited; maximum 10,000,000 shares The secondary sale is to be conducted by Nikko Citigroup Limited, in connection with the issuance of new shares by domestic public offering and in consideration of the general demand for shares. The number of shares to be sold indicated above is the maximum number of shares to be sold. Depending on the demand for the shares, the number may be decreased, or the sale itself may not be conducted. The common shares of the Company that are subject to the sale are those to be borrowed from the Company's shareholders by Nikko Citigroup Limited.
(3)	Selling price	To be determined. The selling price shall be equal to the issue price of new shares for the public offering.
(4)	Selling method	Nikko Citigroup Limited will conduct additional sale of shares of the Company to be borrowed from shareholders of the Company in consideration of the general demand for the public offering of newly issued shares. In case that public offering of newly issued shares is cancelled, secondary sale of issued shares shall also be cancelled.
(5)	Subscription period	Same as the subscription period for the public offering of newly issued shares.
(6)	Delivery date	The first business day after the payment date for the public offering of newly issued shares.
(7)	Minimum subscription unit	500 shares

(8) Determination of the offering price and any and all other matters necessary for the secondary sale shall be left to the sole discretion of President and Representative Director of the Company.

(9) All of the above items are subject to the Company's registration statement becoming effective under the Securities and Exchange Law.

3. Private offering of new shares by third-party allotment (see <Supplementary Information> 1. below)

(1)	Number of shares to be offered	10,000,000 shares of common stock of the Company
(2)	Amount of payment	The amount of payment shall be equal to the amount of payment for the public offering of newly issued shares.
(3)	Amount to be capitalized	The per-share amount to be capitalized as common stock shall be the amount corresponding to one-half of the amount of payment determined pursuant to (2) above, and any fraction less than one yen arising as a result of such calculation shall be rounded up to the nearest yen. The per-share amount to be capitalized as capital reserve shall be the amount obtained by subtracting the amount of capitalization as common stock from the per-share amount of payment specified above.
(4)	Subscriber and number of shares to be subscribed	Nikko Citigroup Limited; 10,000,000 shares
(5)	Subscription date	A date which falls between August 16, 2006 (Wednesday) and August 23, 2006 (Wednesday) and arrives immediately after the third business day from the 30th day from the date immediately following the date when the subscription period for public offering of newly issued shares and secondary selling ends.
(6)	Payment date	Same date as the subscription date as specified in (5) above that falls between August 16, 2006 (Wednesday) and August 23, 2006 (Wednesday)
(7)	Minimum subscription unit	500 shares

(8) Determination of the amount of payment, amount of capitalization, and any and all other matters necessary for the private placement of new shares shall be left to the sole discretion of President and Representative Director of the Company.

(9) Shares for which the Subscriber does not subscribe before the end of the subscription date as mentioned above will not be issued.

(10) All of the above items are subject to the Company's registration statement becoming effective under the Securities and Exchange Law in case the total amount of payment for the issuance of new shares by the third-party allotment amounts to ¥100 million or greater. The issuance of new shares through third-party allotment shall be cancelled in case the domestic public offering of newly issued shares and the secondary sale of issued shares by over-allotment are cancelled.

<Supplementary Information>

1. Sale by over-allotment

In relation to the offering of shares as described in "1. Domestic public offering", the Company plans to conduct a public offering of 70,000,000 newly issued shares. In addition, Nikko Citigroup Limited, in consideration of the general demand for the public offering of its shares, may conduct additional sale (sale by over-allotment) of common shares of the Company, borrowed from shareholders of the Company, within the limits of 10,000,000 shares.

In connection with this, the Company plans to grant to Nikko Citigroup Limited a right to purchase shares in the third-party allotment up to the number of shares to be sold by over-allotment ("green shoe option"), which is exercisable by the 30th day from the date immediately following the date when the subscription

period for the public offering and sale by over allotment ends, or by the date immediately preceding the 30th day if it is not a business day).

During the period between the date immediately following the expiration of the subscription period for the public offering and sale by over-allotment, and the date on which the green-shoe option expires ("syndicate cover transaction period"), Nikko Citigroup Limited may purchase shares of common stock of the Company on the Tokyo Stock Exchange within the limits of the number of shares ("syndicate cover transactions"), for the purpose of returning shares borrowed from the Company's shareholders.

During the syndicate cover transaction period, Nikko Citigroup Limited may, at its option, not conduct any syndicate cover transactions or complete syndicate cover transactions by purchasing fewer shares than the maximum number of shares allowed to be sold by over-allotment.

Nikko Citigroup Limited may conduct market stabilization transactions during the subscription period of the public offering and sale by over-allotment, and all or part of the shares of common stock of the Company purchased through such transactions may be used to return borrowed shares.

Nikko Citigroup Limited does not plan to exercise the green shoe option for the combined number of (a) shares purchased by market stabilization transactions to be used for returning shares borrowed from the Company's shareholders, and (b) shares purchased by syndicate cover transactions.

2. Change in the aggregate number of shares issued and outstanding due to the public offering and private placement described above

Current number of shares issued and outstanding:	848,462,002 shares	(as of May 31, 2006)
Number of shares to be increased by public offering:	70,000,000 shares	
Total number of shares after public offering:	918,462,002 shares	
Number of shares to be increased by third-party allotment:	10,000,000 shares	
Total number of shares after third-party allotment:	928,462,002 shares	

(Note) The number of shares to be increased as a result of the third-party allotment is based on the assumption that all shares, to be issued through third party allotment described in "3. Private offering of new shares by third-party allotment" above, are actually issued by the Company and fully subscribed by Nikko Citigroup Limited.

Cautionary Statement

3. Reason for capital increase (Use of proceeds)

(1) Reason for capital increase (Use of funds procured)

The entire amount of ¥75,630,000,000.- comprised of the maximum net proceeds of the domestic public offering of newly issued shares and the third-party allotment, shall be used to finance capital expenditures of the group companies.

The capital expenditure plans as of June 28, 2006 are listed below (the amounts of investments already paid are calculated as of March 31, 2006):

Name of company/branch office	Name of business segment	Description of facilities	Projected amount of investment		Fund procurement method	Start of construction and projected completion date		Capacity increase expected after completion
			Total amount of investment (millions of yen)	Amount already paid (millions of yen)		Start	Completion	
Japan Energy Corporation Mizushima Refinery, etc.	Petroleum	Petroleum refining facilities	14,000	—	Funds from capital increase, own funds, and borrowed funds	April, 2006	March, 2009	—
Japan Energy Corporation Tokyo Branch, etc.	(same as above)	Service station facilities	4,500	—	(same as above)	April, 2006	March, 2007	—
Kashima Aromatics Co., Ltd. and Kashima Oil Co., Ltd.	(same as above)	Facilities for production of aromatic products (aromatic hydrocarbons)	70,000	7,172	(same as above)	November, 2005	December, 2007	—
Nikko Smelting and Refining Co., Ltd. Saganoseki Smelter and Refinery etc.	Non-ferrous metals (Resources and non-ferrous metals)	Copper smelting facilities, etc.	11,000	—	(same as above)	April, 2006	March, 2008	—
Nippon Mining & Metals Co., Ltd. Shirogane Plant	Non-ferrous metals (Electronics materials)	Facilities for production of two layer plating board for COF (chip on film)	9,500	—	(same as above)	April, 2006	March, 2009	—
Nippon Mining & Metals Co., Ltd. Isohara Plant	(same as above)	Facilities for production of thin film materials	10,000	—	(same as above)	April, 2006	March, 2009	—

(Notes)

(1) Figures for capacity increase expected after completion are not available as estimation is difficult due to the reasons including the great variety of items to be produced.

(2) Change in the use of funds procured last time

Not applicable.

(3) Impact on future outlook of earnings

The funds to be procured are planned to be allocated to the capital investments mentioned above, which the

Company believes will contribute to stronger the Company group's profitability going forward.

4. Distribution of earnings to shareholders

(1) Basic policy regarding distribution of earnings

Regarding dividends to shareholders, the Company determines dividends by taking into comprehensive consideration the fundamental policy of continuing to pay stable dividends, level of profits, and the characteristics of our business that is easily affected by market fluctuations.

Alongside this, the Company has a policy of retaining earnings in accordance with levels of profits so the Company group can strengthen its financial position as well as allocate the reserves to funding demand relating to investments that are indispensable for maintaining and strengthening profitability of existing businesses and investments in new businesses in growth areas, which the Company believes will contribute ultimately to maximizing corporate value.

(2) Dividends in the past three fiscal years

	2nd fiscal term Year ended Mar. 2004	3rd fiscal term Year ended Mar. 2005	4th fiscal term Year ended Mar. 2006
Net income per share (consolidated)	¥21.71	¥63.84	¥113.87
Dividend per share (Interim dividend per share)	¥6.00 (-)	¥10.00 (-)	¥15.00 (-)
Dividend payout ratio	99.9%	- %	49.5%
Return on equity	1.8%	-11.6%	8.9%
Dividend/shareholders' equity ratio	1.7%	3.1%	4.2%

(Notes) 1. Return on equity is calculated by dividing the net income for the year concerned by the shareholders' equity (average of the shareholders' equity at the beginning and end of the period).

2. Dividend/shareholders' equity ratio is calculated by dividing the total dividend amount for the period concerned by shareholders' equity (shareholders' equity at the end of the period).

5. Other

(1) Specification of buyers

Not applicable.

(2) Dilution by dilutive securities

The Company adopts a stock option scheme in the method of issuing stock acquisition rights. The maximum number of dilutive shares mentioned below (572,500 shares) will account for 0.06% of the maximum number of shares issued and outstanding (928,462,002 shares) after the public offering and third-party allotment are conducted.

(i) Stock acquisition rights based on the resolutions by the annual general meeting of shareholders held on June 28, 2005 and by the Board of Directors' meeting held on the same day:

Number of shares subject to stock acquisition rights (As of May 31, 2006)	Amount payable on exercise of stock acquisition right	Amount to be capitalized in the case of issuance of shares upon exercise of share acquisition right	Period during which stock acquisition rights can be exercised
362,000 shares	¥1.00 per share	¥1.00	From July 2, 2005 to June 30, 2025

(ii) Stock acquisition rights based on the resolutions by the annual general meeting of shareholders held on June 27, 2006 and by the Board of Directors' meeting held on June 28, 2006:

Number of shares subject to stock acquisition rights	Amount payable on exercise of stock acquisition right	Amount to be capitalized in the case of issuance of shares upon exercise of share acquisition right	Period during which stock acquisition rights can be exercised
210,500 shares (Notes) 1.	¥1.00 per share	(Notes) 2.	From July 27, 2006 to June 30, 2026

(Notes) 1. The number of shares subject to stock acquisition rights mentioned above is the maximum number of shares to be allotted. The exact number of shares subject to stock acquisition rights shall be determined effective July 26, 2006, which is the allotment date.

2. The amount to be capitalized in the case of issuance of shares upon exercise of share acquisition right shall be the amount equivalent to one-half of the amount representing the limits of increase in common stock, etc. which is calculated pursuant to Article 40-1 of the Corporate Calculation Regulations (Ordinance of the Ministry of Justice No. 13 of 2006). Any fraction less than one yen arising as a result of such calculation shall be rounded up to the nearest yen.

(3) Equity financing conducted in the past

(i) Equity financing conducted during the recent three years:

Type of equity financing	Number of shares to be retired	Amount of shares to be retired (per share)	Total amount of shares to be retired	Payment date
Retirement of treasury stock by public offering	160,165,500 shares	¥445.04	¥71,280,054,120	August 3, 2004
Retirement of treasury stock by third-party allotment	8,000,000 shares	¥445.04	¥3,560,320,000	August 31, 2004

(ii) Share price information during the past three fiscal years and current fiscal year

	Year ended Mar. 2004	Year ended Mar. 2005	Year ended Mar. 2006	Year ended Mar. 2007
Open	¥235	¥499	¥593	¥983
High	¥519	¥642	¥1,024	¥1,162
Low	¥193	¥400	¥565	¥853
Close	¥494	¥589	¥993	¥965
PER (consolidated)	22.8(X)	9.2(X)	8.7(X)	—

(Notes) 1. Share price information for the fiscal year ending March 31, 2007 is based on the share price as of June 27, 2006.

2. The PER figure is calculated by dividing the share price at the end of the fiscal year concerned (closing price) by consolidated net income per share.